UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the six month period ended

June 30, 2025

Commission File Number: 001-42565

MASTERBEEF GROUP

(Exact name of Registrant as specified in its charter)

Unit 1509-10, Tower 1, Ever Gain Plaza
88 Container Port Road
Kwai Chung, New Territories, Hong Kong
 (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

REFERENCES

In this Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us” and the “Company” refer to MasterBeef Group and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are our British Virgin Islands wholly-owned subsidiaries: Masterbeef Limited, Anping Grill Limited, Tak Moon Food Supplies (BVI) Limited, Taiwanese Sweeties Limited, House of Talent (BVI) Limited and General’s Feast Limited, which in turn own wholly-owned subsidiaries in Hong Kong, including around 20 operating subsidiaries operating in Hong Kong (collectively, the Hong Kong Operating Subsidiaries”), and one operating subsidiary operating in Taiwan (together with the Hong Kong Operating Subsidiaries, the “Operating Subsidiaries”). “Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them.

Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited, and its operating subsidiaries, collectively referred as the “Disposal Groups”.

“Initial Public Offering” or “IPO” refers to the closing on April 11, 2025 of our initial public offering of 2,000,000 Ordinary Shares at a public offering price of $4.00 for total gross proceeds of $8,000,000.

We also simultaneously registered 1,815,000 Ordinary Shares on behalf of reselling shareholders pursuant to a resale prospectus. The resale offering was not part of, and was not conducted with the firm commitment public offering. It did not take place until our Ordinary Shares were listed on the Nasdaq Capital Market, which was April 10, 2025. We have not nor will not receive any proceeds from the sale of Ordinary Shares by the Resale Shareholders.

i

Overview

We are a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue. As of the date of this Report, through our Hong Kong Operating Subsidiaries, we operate 12 restaurant outlets under our Master Beef and Anping Grill brands. Our Group’s revenue is primarily generated from the Hong Kong Operating Subsidiaries’ operation of our Master Beef and Anping Grill restaurant outlets in Hong Kong.

Our Group’s history began in 2019 when our founders, namely Ms. Oi Wai Chau, Ms. Oi Yee Chau, Ms. Tsz Kiu So, Mr. Ka Chun Lam and Mr. Shing Yan Lee, identified the untapped potential of the mid-range Taiwanese hot pot market in the highly competitive dining scene of Hong Kong. They decided to capitalize on this opportunity by establishing a semi-self-service hotpot brand called “Master Beef Taiwanese Hotpot All You Can Eat” which focused on providing high-quality hotpot experiences with reasonable prices. The brand’s first restaurant was unveiled at King Wah Centre in Mong Kok in Kowloon, Hong Kong and quickly gained popularity which we believe was due to us providing authentic Taiwanese hotpot experience and excellent value for the money.

We subsequently expanded during the COVID-19 pandemic period and established multiple brands, namely Anping Grill, Chubby Bento, Chubby Noodles and Bao Pot, diversifying its operations into Taiwanese grill, Taiwanese bento, Taiwanese noodles and Taiwanese stone pot. To streamline the corporate structure and recalibrate business strategies and resources, on May 14, 2024, the Group disposed of its operations in Chubby Bento, Chubby Noodles and Bao Pot to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders. Immediately prior to the disposal, we were operating three Chubby Bento outlets, two Chubby Noodles outlets and one Bao Pot outlet in Hong Kong.

Recent Developments

Listing on Frankfurt Stock Exchange

On September 5, 2025, we announced that our ordinary shares (the “Ordinary Shares”) are dual listed on the Quotation Board of the Frankfurt Stock Exchange (the “Secondary Listing”) and trading under the symbol “J0M”. This Secondary Listing is intended to enhance the liquidity of the Ordinary Shares, which currently trade on the Nasdaq Capital Market, and broaden our shareholder base.

The Frankfurt Stock Exchange is the world’s third oldest and twelfth largest stock exchange by market capitalization. It is owned and operated by Deutsche Borse AG and Borse Frankfurt Zertifikate AG.

For the six month periods ended June 30, 2025 and 2024, our Group’s revenue amounted to approximately HK$230.6 million (approximately US$29.4 million) and HK$244.3 million, respectively. We recorded a loss of approximately HK$31.9 million (approximately US$4.1 million) for the six month period ended June 30, 2025, as compared to a profit of approximately HK$40.2 million for the six month period ended June 30, 2024. Profit for the six month period ended June 30, 2024 was primarily attributable to a one-time gain on disposal of subsidiaries of approximately HK$58.7 million arising from the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets on May 14, 2024.

1

The following table shows our Statement of Operations data for the six month periods ended June 30, 2025 and 2024 in Hong Kong Dollar or (HK$). For further information regarding the results of our operations, see our unaudited interim condensed consolidated financial statements appearing elsewhere in this Report.

	(Unaudited) For the six month periods ended June 30,
	2025	2025	2024
	US$	HK$	HK$

Revenue	29,375,528	230,594,956	244,315,796
Other income and gains	182,024	1,428,868	1,470,292
Raw materials and consumables used	(10,578,384)	(83,039,262)	(76,368,623)
Depreciation of property, plant and equipment	(2,005,686)	(15,744,437)	(16,750,065)
Amortisation of right-of-use assets	(2,529,926)	(19,859,668)	(22,232,668)
Staff costs	(9,804,099)	(76,961,197)	(88,916,871)
Utilities expenses	(1,156,271)	(9,076,607)	(9,803,481)
Impairment of property, plant and equipment	(360,816)	(2,832,368)	-
Impairment of right-of-use assets	(253,107)	(1,986,864)	-
Gain on disposal of subsidiaries	-	-	58,678,325
Other expenses	(6,111,545)	(47,975,006)	(42,258,826)
Finance costs	(594,570)	(4,667,318)	(5,377,025)
(Loss)/profit before tax	(3,836,852)	(30,118,903)	42,756,854
Income tax expenses	(222,130)	(1,743,698)	(2,585,843)
(Loss)/profit for the period	(4,058,982)	(31,862,601)	40,171,011
Other comprehensive (loss)/income that may be reclassified subsequently to profit or loss in subsequent periods:
- Exchange difference on translation of foreign operation	10,292	80,791	(21,628)
Total comprehensive (loss)/income for the period	(4,048,690)	(31,781,810)	40,149,383

(Loss)/profit per share attributable to owners of the Company
Earnings per share
- Basic	(0.25)	(2.00)	6.47
- Diluted	(0.25)	(2.00)	6.47

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those set out below:

Key Factors Affecting the Results of Our Group’s Operations

Macroeconomic Conditions

Macroeconomic factors could affect the disposable income and spending power of our customers and the ability of our suppliers to remain in business to support our business. Under stronger economic conditions, consumers tend to allocate higher spending to food outside their homes. During weaker economies, consumers tend to be more cautious and rational on spending on dining out.

If inflation or other factors were to significantly increase our business costs, our Operating Subsidiaries may be unable to pass through price increases to their customers. Our Operating Subsidiaries are impacted by inflationary increases in wages, benefits and other costs. If they are not able to pass increased wage and other costs resulting from inflation onto the clients our profitability may decline. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by the customers without resulting in any change to their visit frequencies or spending patterns.

2

Customer Demand for Quality Taiwanese Cuisine and Related Products

Our results of operations have been and will continue to be influenced by consumer spending on Taiwanese cuisine and related products, especially for Taiwanese hotpot, which is largely affected by the continuous improvements in living standards and Taiwanese food consumption behavior in Hong Kong. As a result of economic growth, Hong Kong has experienced an increase in per capita disposable income, which drives the growth in Hong Kong’s Taiwanese food market. Our Operating Subsidiaries have in the past benefitted from the growth of the industry, and we believe that the macro-economy in Hong Kong and its growth will continue to drive the growth of the Taiwanese food market as well as our business. However, the growth of the Chinese economy and the Taiwanese food market may slow down in the future due to factors beyond our control.

Customer demand is also affected by a number of other factors, including product quality, safety, product innovation and customer experience. As an iconic hotpot brand in Hong Kong, we believe that our strong brand values, popular and high-quality products, competitive pricing, and ability to innovate and adapt to changing customer preferences position us well to grow in Hong Kong’s restaurant chain market.

Our Ability to Grow Our Customer Base and Drive Customer Engagement

Our Operating Subsidiaries’ revenue growth depends largely on our ability to grow our customer base and drive customer engagement, including through our brands’ membership schemes. The number of our members increased by approximately 7.2% from approximately 544,000 members as at June 30, 2024 to approximately 583,000 members as at June 30, 2025. Our Operating Subsidiaries focus on promoting our homegrown brands, showcasing their signature soup bases and food products while constantly innovating their menus, and offering an enjoyable customer experience in our restaurant outlets.

Efficient Restaurant Operations

We have historically focused on driving high revenue growth through expansion. Our Operating Subsidiaries costs and expenses primarily consist of food, payroll and employee benefits, occupancy, and other operating expenses. Going forward, as we work to continue to expand our Group’s restaurant outlet network, our Operating Subsidiaries’ profitability will largely depend on our ability to effectively control these expenses by implementing various measures such as leveraging our scale to negotiate more favorable supply and occupancy terms, increasing our staff’s efficiency, and implementing technology to further automate and streamline our operations. In the long run, we expect our restaurant outlet level operating costs as a percentage of our revenues will continue to decrease.

Seasonality

We experience seasonal fluctuations in our Hong Kong Operating Subsidiaries’ revenue. In general, our Hong Kong Operating Subsidiaries achieved the highest customer traffic and revenue from our restaurant operations in December due to more customers dining out for hot meals in typically colder weather, and lower customer traffic and spending in September when school reopens after the summer vacation.

Key Performance Indicators

In assessing the performance of our business, in addition to considering the key financial metrics in accordance with IFRS Accounting Standards, our management team also considers a variety of other key performance indicators. Such other key performance indicators include average spending per customer, average seat turnover rate, total customer visits, and average daily revenue per restaurant.

We believe that these indicators provide useful information in understanding and evaluating our results of operations. The presentation of key performance indicators is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS Accounting Standards. The following table sets forth our key performance indicators for the periods presented:

	(Unaudited) For the six month periods ended June 30,
	2025	2024

Approximate average spending per customer(1) (HK$)	296.0	245.5
Approximate average seat turnover rate(2) (times/day)	1.5	1.7
Approximate total customer visits	719,000	950,000
Approximate average daily revenue per restaurant(3) (HK$)	99,000	81,000

Notes:

(1) Calculated by dividing catering income generated from restaurant operations (excluding takeaway orders) for the corresponding period by total customers served for the corresponding period. Chubby Bento and Chubby Noodles restaurants adopted the self-service business model for dine-in service, and therefore we use the number of boxes of bento or bowls of noodles sold as a proxy for the total customers served at the Chubby Bento and Chubby Noodles restaurants for the six month period ended June 30, 2024. On May 14, 2024, the Group disposed of its operations in Chubby Bento, Chubby Noodles and Bao Pot to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders. Immediately prior to the disposal, we were operating three Chubby Bento outlets, two Chubby Noodles outlets and one Bao Pot outlet in Hong Kong.

(2) Calculated by dividing the total number of customers served for the corresponding period by the product of the total restaurant operation days and the average seat count during the corresponding period.

(3) Calculated by dividing the catering income generated from restaurant operation (excluding takeaway orders) for the corresponding period by the total restaurant operation days of the corresponding period.

3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Revenue

We primarily derived our revenue from the provision of catering services at our Master Beef and Anping Grill restaurant outlets in Hong Kong through our Hong Kong Operating Subsidiaries during the six month periods ended June 30, 2025 and 2024. The following table sets out the breakdown of our Hong Kong Operating Subsidiaries’ revenue for the periods indicated:

	(Unaudited) For the six month periods ended June 30,
	2025		2024
	US$	HK$	HK$

Revenue from contract with customers within the scope of IFRS 15
Catering income
- Master Beef	23,617,067	185,391,610	189,885,822
- Anping Grill	3,668,503	28,797,381	32,525,290
- Chubby Bento and Chubby Noodles	-	-	14,130,373
- Bao Pot	-	-	3,084,496

Sales of goods	1,010,454	7,931,965	2,680,815
Management fee income	1,079,504	8,474,000	2,009,000

Total Revenue	29,375,528	230,594,956	244,315,796

Our total revenue decreased by approximately HK$13.7 million or 5.6% from approximately HK$244.3 million for the six month period ended June 30, 2024 to approximately HK$230.6 million (approximately US$29.4 million) for the six month period ended June 30, 2025. The decrease in total revenue was mainly due to (i) a decline in customer visits at our major revenue contributors, Master Beef and Anping Grill restaurant outlets, as a result of the prolonged slow economic recovery in Hong Kong, the increasing northbound spending trend from Hong Kong to cities on mainland China proximate to the Hong Kong border, and the increasing competition in the hot pot market and (ii) the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024, which was partially offset by the increase in income derived from the sales of food ingredients and the provision of human resource management services to Chubby Bento Limited’s operating subsidiaries, which are our related parties, during the current period.

Other Income and Gains

Our other income and gains primarily comprised interest income, rental income mainly from a related party, government grants and sundry income. Our other income and gains decreased by approximately HK$0.1 million or 2.8% from approximately HK$1.5 million for the six month period ended June 30, 2024 to approximately HK$1.4 million (approximately US$0.2 million) for the six month period ended June 30, 2025. The decrease in other income and gains was primarily attributable to the decrease in interest income and sponsorship income, which was partially offset by the increase in the rental income mainly derived from the sublease of a restaurant outlet to a related party operating the Chubby Bento restaurant outlets after disposal of the Disposal Groups.

Raw Materials and Consumables Used

Our raw materials and consumables used mainly comprise the cost of our food ingredients and beverages and other consumables used in our operations. Our raw materials and consumables used increased by approximately HK$6.6 million or 8.7% from approximately HK$76.4 million for the six month period ended June 30, 2024 to approximately HK$83.0 million (approximately US$10.6 million) for the six month period ended June 30, 2025, primarily attributable to (i) the inclusion of premium, high-cost Japanese Black Wagyu beef and selected renowned frozen dessert brands into our “all-you-can-eat” menu to enhance customer appeal and retention, (ii) the higher consumption of premium Australian beef following menu restructuring in the second quarter of 2024, (iii) a promotional campaign launched in connection with the Group’s listing on Nasdaq stock exchange as a gesture of appreciation for customer support, and (iv) the increase in sales of food ingredients and beverages to our related companies, which was partially offset by the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024. As a percentage of revenue, raw materials and consumables used increased to approximately 36.0% in the six month period ended June 30, 2025 as compared to approximately 31.3% in the six month period ended June 30, 2024. The increase in such costs as a percentage of revenue was primarily driven by the increase in raw materials and consumables used by 8.7% and the decrease in catering income by 5.6% from period to period.

4

Depreciation of Property, Plant and Equipment

Our depreciation of property, plant and equipment decreased by approximately HK$1.1 million or 6.0% from approximately HK$16.8 million for the six month period ended June 30, 2024 to approximately HK$15.7 million (approximately US$2.0 million) for the six month period ended June 30, 2025, primarily because the leasehold improvements of certain restaurant outlets had been fully depreciated or fully impaired. As a percentage of revenue, depreciation of property, plant and equipment remained stable and slightly decreased to approximately 6.8% in the six month period ended June 30, 2025 as compared to approximately 6.9% in the six month period ended June 30, 2024. The slight decrease is primarily driven by the decrease in depreciation of property, plant and equipment by 6.0% and the decrease in catering income by 5.6% from period to period.

Amortization of Right-of-use Assets

Our amortization of right-of-use assets decreased by approximately HK$2.3 million or 10.7% from approximately HK$22.2 million for six month period ended June 30, 2024 to approximately HK$19.9 million (approximately US$2.5 million) for the six month period ended June 30, 2025, primarily because the right-of-use assets of certain restaurant outlets had been fully amortised or fully impaired in prior year. As a percentage of revenue, amortization of right-of-use assets decreased slightly to approximately 8.6% in the six month period ended June 30, 2025 as compared to approximately 9.1% in the six month period ended June 30, 2024. The decrease is largely driven by the decrease in amortization of right-of-use assets by 10.7% and the decrease in catering income by 5.6% from period to period.

Staff Costs

Our staff costs decreased by approximately HK$11.9 million or 13.5% from approximately HK$88.9 million for the six month period ended June 30, 2024 to approximately HK$77.0 million (approximately US$9.8 million) for the six month period ended June 30, 2025, primarily attributable to a decrease in the number of full-time and part-time employees mainly engaged in the provision of our catering services to retail customers and the provision of human resource management services to our related companies owing to our management’s ongoing implementation of stringent cost-control measures in response to the prolonged slow economic recovery in Hong Kong. As a percentage of revenue, staff costs decreased to approximately 33.4% in the six month period ended June 30, 2025 as compared to approximately 36.4% in the six month period ended June 30, 2024. The decrease in staff costs as a percentage of revenue was primarily driven by the combined effect of the decrease in the number of our staff by 13.5% and the decrease in catering income by 5.6% from period to period.

Utilities Expenses

Our utilities expenses decreased by approximately HK$0.7 million or 7.4% from approximately HK$9.8 million for the six month period ended June 30, 2024 to approximately HK$9.1 million (approximately US$1.2 million) for the six month period ended June 30, 2025, primarily attributable to the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024. As a percentage of revenue, utilities expenses decreased slightly to approximately 3.9% in the six month period ended June 30, 2025 as compared to approximately 4.0% in the six month period ended June 30, 2024. The decrease in utilities expenses as a percentage of revenue was primarily driven by the decrease in utilities expenses by 7.4% and the decrease in catering income by 5.6% from period to period.

Impairment of Property, Plant and Equipment and Right-of-use Assets

We recorded an impairment of property, plant and equipment of approximately HK$2.8 million (approximately US$0.4 million) and an impairment of right-of-use assets of approximately HK$2.0 million (approximately US$0.3 million) for the six month period ended June 30, 2025, primarily attributable to the impairment on the non-current assets of certain underperforming restaurant outlets. No impairment of property, plant and equipment and impairment of right-of-use assets was recorded for the six month period ended June 30, 2024.

5

Gain on Disposal of Subsidiaries

We recorded a gain on disposal of subsidiaries of approximately HK$58.7 million for the six month period ended June 30, 2024, primarily attributable to the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders and related parties on May 14, 2024. We did not record any material gain or loss on disposal of subsidiaries during the six month period ended June 30, 2025.

Other Expenses

Our other expenses increased by approximately HK$5.7 million or 13.5% from approximately HK$42.3 million for the six month period ended June 30, 2024 to approximately HK$48.0 million (approximately US$6.1 million) for the six month period ended June 30, 2025, primarily due to the recognition of share-based payment in connection with the share option equivalent to 2.5% of the total number of shares of the Company immediately prior to the listing of the Company on the Nasdaq Stock Exchange to an advisor with no vesting period. According to the terms and conditions on the share option granted to the advisor, the share option is contingent upon the occurrence of a performance condition (i.e. the successful initial public offering), the share option shall not be recognised until the performance condition becomes probable in accordance with IFRS 2 Share-based Payment, which was partially offset by the decrease in the listing expenses incurred for the initial public offering of the Company’s shares and the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024.

Finance Costs

Our finance costs decreased by approximately HK$0.7 million or 13.2% from approximately HK$5.4 million for the six month period ended June 30, 2024 to approximately HK$4.7 million (approximately US$0.6 million) for the six month period ended June 30, 2025, primarily due to the decrease in interest on lease liabilities as a result of the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024.

(Loss)/Profit Before Tax

As a result of the foregoing, we recorded a loss before tax of approximately HK$30.1 million (approximately US$3.8 million) for the six month period ended June 30, 2025 and a profit before tax of approximately HK$42.8 million for the six month period ended June 30, 2024.

Income Tax Expenses

Our income tax expenses decreased by approximately HK$0.9 million or 32.6 % from approximately HK$2.6 million for the six month period ended June 30, 2024 to approximately HK$1.7 million (approximately US$0.2 million) for the six month period ended June 30, 2025, primarily due to the decrease in income in certain operating subsidiaries of the Group.

(Loss)/Profit for the Periods

As a result of the foregoing, we recorded a net loss of approximately HK$31.9 million (approximately US$4.1 million) for the six month period ended June 30, 2025 and a net profit of approximately HK$40.2 million for the six month period ended June 30, 2024.

6

Liquidity and Capital Resources

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from operating activities and other available sources of financing from banks, related companies, and other financial institutions to our Company. Apart from its cash and cash equivalents, our Group currently does not have any material unused sources of liquid assets. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from operations, loans from banking facilities, and other equity and debt financings as and when appropriate.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures, repayment of bank loan and loans from related parties, and contractual obligations mainly with respect to operating leases of our restaurant outlets, central kitchen and warehouse. We expect to make future payments on existing leases from cash generated from operations.

The maturity profile of the Group’s financial liabilities at the end of the reporting period, based on the contracted undiscounted payments, was repayable on demand or from March 2028 to October 2036. The following table details the Group’s remaining contractual maturity for its financial liabilities as at June 30, 2025. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	Within 1 year	2 to 5 years	Over 5 years	Total
	HK$	HK$	HK$	HK$

June 30, 2025

Bank loans	10,013,806	40,055,223	23,838,826	73,907,855
Loans from related companies	-	37,817,065	11,349,290	49,166,355
Loans from directors	-	50,824,156	-	50,824,156
Amounts due to a related company	530,289	-	-	530,289
Lease liabilities	34,586,134	34,261,522	-	68,847,656
Trade payables	13,862,617	-	-	13,862,617
Other payables	5,328,485	-	-	5,328,485

	64,321,331	162,957,966	35,188,116	262,467,413

US$	8,193,905	20,759,241	4,482,620	33,435,766

Working Capital

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including its current level of cash and cash generated from, including but not limited to, its operations.

7

The following table sets forth our assets, liabilities and shareholders’ equity as at December 31, 2024 and June 30, 2025:

	As at June 30,		As at December 31,
	2025	2025	2024
	US$(1)	HK$	HK$

Cash and cash equivalents	21,638,178	169,857,532	117,336,010
Working capital	10,548,893	82,807,771	(36,332,594)
Total assets	41,926,060	329,115,379	308,315,006
Total liabilities	33,245,364	260,972,769	279,771,542
Total shareholders’ equity	8,680,696	68,142,610	28,543,464

Note:

(1) Calculated at the rate of US$1 = HK$7.8499, the prevailing exchange rate as set forth in the statistical release of the Federal Reserve System as at June 30, 2025

Cash Flows

The following table summarizes our cash flows for the six month periods ended June 30, 2025 and 2024:

	Six Month Period ended June 30,
	2025	2025	2024
	US$(1)	HK$	HK$
Cash and cash equivalents as at beginning of the period	14,947,453	117,336,010	146,213,744
Net cash generated from operating activities	1,556,219	12,216,165	28,254,441
Net cash used in investing activities	(78,726)	(617,992)	(8,889,166)
Net cash generated from/(used in) financing activities	5,202,940	40,842,558	(41,088,580)
Net change in cash and cash equivalents	6,680,433	52,440,731	(21,723,305)
Effect of foreign exchange rate changes	10,292	80,791	(21,388)
Cash and cash equivalents as at end of the period	21,638,178	169,857,532	124,469,051

Notes:

(1) Calculated at the rate of US$1 = HK$7.8499, the prevailing exchange rate as set forth in the statistical release of the Federal Reserve System as at June 30, 2025.

Cash Flow from Operating Activities

For the six month period ended June 30, 2025, the Group had net cash generated from operating activities of approximately HK$12.2 million, primarily attributable to (i) adjustment for depreciation of property, plant and equipment of approximately HK$15.7 million, (ii) adjustment for amortization of right-of-use assets of approximately HK$19.9 million, (iii) adjustment for impairment of property, plant and equipment of approximately HK$2.8 million, (iv) adjustment for impairment of right-of-use assets of approximately HK$2.0 million, and (v) decrease in inventory of approximately of HK$3.4 million, partially offset by loss before tax of approximately HK$30.1 million.

For the six month ended June 30, 2024, the Group had net cash generated from operating activities of approximately HK$28.3 million, primarily attributable to (i) profit before tax of approximately of HK$42.8 million, (ii) adjustment for depreciation of property, plant and equipment of approximately HK$16.8 million, (iii) adjustment for amortization of right-of-use assets of approximately HK$22.2 million, and (iv) decrease in inventory of approximately of HK$11.0 million, partially offset by (i) adjustment for gain on disposal of subsidiaries of approximately HK$58.7 million, and (ii) income tax paid of approximately HK$1.9 million.

8

Cash Flow from Investing Activities

For the six month period ended June 30, 2025, the Group had net cash used in investing activities of approximately HK$0.6 million, primarily attributable to investments made in leasehold improvements of our restaurant outlets and addition in plant and machinery.

For the six month ended June 30, 2024, the Group had net cash used in investing activities of approximately HK$8.9 million, primarily attributable to investments made in leasehold improvements for renovation of our restaurant outlets of approximately HK$8.7 million.

Cash Flow from Financing Activities

For the six month ended June 30, 2025 the Group had net cash generated from financing activities of approximately HK$40.8 million, primarily attributable to proceeds from the initial public offering of the Company’s shares, partially offset by (i) repayment of principal portion of bank loans of approximately HK$4.0 million and (ii) repayment of principal portion of lease liabilities of approximately HK$22.6 million.

For the six month ended June 30, 2024, the Group had net cash used in financing activities of approximately HK$41.1 million, primarily attributable to (i) repayment of principal portion of loans from related companies of approximately HK$5.0 million, (ii) repayment of principal portion of bank loans of approximately HK$3.7 million and (iii) repayment of principal portion of lease liabilities of approximately HK$27.2 million.

Deposits, Prepayments and Other Receivables

The following table sets forth our deposits, prepayments and other receivables as at June 30, 2025 and December 31, 2024:

	As at June 30,		As at December 31,
	2025	2025	2024
	US$	HK$	HK$

Deposits - non-current	1,470,757	11,545,296	10,898,645
Deposits - current	1,518,695	11,921,605	12,564,617
Prepayments	535,871	4,206,536	5,428,473
Other receivables	894	7,017	7,017
Total	3,526,217	27,680,454	28,898,752

Our non-current deposits increased by approximately HK$0.6 million or 5.9% from approximately HK$10.9 million as at December 31, 2024 to approximately HK$11.5 million (approximately US$1.5 million) as at June 30, 2025, primarily due to the increase in non-current deposits, including but not limited to, rental deposits, management fee deposits and air conditioning deposits, attributable to the renewal of the tenancy agreement of an existing restaurant outlet, which was partially offset by the reclassification of non-current deposits of another restaurant outlet to current deposits given that the remaining tenancy period of that restaurant outlet was less than one year as at June 30, 2025.

Our current deposits decreased by approximately HK$0.7 million or 5.1% from approximately HK$12.6 million as at December 31, 2024 to approximately HK$11.9 million (approximately US$1.5 million) as at June 30, 2025, primarily due to the refund of deposits from a landlord to the Group upon the expiry of the tenancy agreement of an existing restaurant outlet, which was offset by the abovementioned reclassification of the non-current deposits, including but not limited to rental deposits, management fee deposits and air conditioning deposits, of a restaurant outlet to current deposits.

Our prepayments decreased by approximately HK$1.2 million or 22.5% from approximately HK$5.4 million as at December 31, 2024 to approximately HK$4.2 million (approximately US$0.5 million) as at June 30, 2025, primarily because the prepayment for listing expenses including the legal and professional fees for the different parties involved in the process of initial public offering of the Company’s shares had been fully utilized upon the listing of the Company in April 2025.

9

Inventories

The following table sets forth our inventories as at December 31, 2024 and June 30, 2025:

	As at June 30,		As at December 31,
	2025	2025	2024
	US$	HK$	HK$

Food and beverage and other operating items for restaurant operations	2,155,691	16,921,960	20,351,116

Our inventories for restaurant operations decreased by approximately HK$3.5 million or 16.9% from approximately HK$20.4 million as at December 31, 2024 to approximately HK$16.9 million (approximately US$2.2 million) as at June 30, 2025, primarily due to an increase in inventory to meet the heightened customer traffic typically seen during cold weather towards the year-end through to the first quarter of next year.

Trade Payables, Accruals and Other Payables

The following table sets forth our trade payables, accruals and other payables as at December 31, 2024 and June 30, 2025:

	As at June 30,		As at December 31,
	2025	2025	2024
	US$	HK$	HK$

Trade payables	1,765,961	13,862,617	16,656,904
Accruals	1,972,622	15,484,880	19,335,471
Other payables	678,797	5,328,485	5,740,176
Total	4,417,380	34,675,982	41,732,551

We have trade payables of approximately HK$13.9 million (approximately US$1.8 million) and HK$16.7 million as at June 30, 2025 and December 31, 2024, respectively. Our trade payables primarily comprised of amounts due to our suppliers for purchase of food ingredients.

Our accruals decreased by approximately HK$3.8 million or 19.9% from approximately HK$19.3 million as at December 31, 2024 to approximately HK$15.5 million (approximately US$2.0 million) as at June 30, 2025, primarily due to a decrease in accrued staff costs and the settlement of the audit fee accrued for professional services rendered by our principal auditors for the audit of our annual financial statements for the year ended December 31, 2024.

Our other payables for restaurant operations decreased by approximately HK$0.4 million or 7.2% from approximately HK$5.7 million as at December 31, 2024 to approximately HK$ 5.3 million (approximately US$0.7 million) as at June 30, 2025, primarily due to the subsequent settlement of other payables in relation to the design and renovation costs of our Master Beef restaurant outlet.

Capital Expenditures and Commitments

Our capital expenditures during the six month ended June 30, 2024 and 2025 represent the addition to our property, plant and equipment. For the periods ended June 30, 2025 and 2024, we incurred capital expenditures of approximately HK$0.6 million (approximately US$0.1 million) and HK$8.7 million, respectively, primarily used for the leasehold improvements of our restaurant outlets.

As at June 30, 2025 and December 31, 2024, we had no material capital commitments.

10

Related Party Transactions

For further information on our related party transactions during the six month periods ended June 30, 2025 and 2024, please refer to the Note 18 of the Notes to the unaudited interim condensed consolidated financial statements.

Significant Accounting Policies and Estimates

The unaudited interim condensed consolidated financial statement for six month ended June 30, 2025 of the Group have been drawn up in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Use of Estimates and Assumptions

Significant accounting estimates reflected in our financial statements include the useful lives for property, plant and equipment, assumptions used in assessing right-of-use assets, and uncertain tax position. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively in the period they occur. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from these estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Report reflect the more significant judgments and estimates used in preparation of our unaudited condensed consolidated financial statements.

Revenue Recognition

Under IFRS 15, we recognize our revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same. Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the group’s performance as the group performs;
●	the group’s performance creates and enhances an asset that the customer controls as the group performs; or
●	the group’s performance does not create an asset with an alternative use to the group and the group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service. A contract liability represents the group’s obligation to transfer goods or services to a customer for which the group has received consideration (or an amount of consideration is due) from the customer.

Catering income

Revenue from restaurant operation is recognised at the point in time when the catering services to the customers are completed.

11

Loyalty programme

The Group operates a loyalty programme where customers accumulate reward points from qualified purchases. The reward points earned through qualified purchases entitle the customers to discount for future purchases and are considered as a separate performance obligation arising from transactions with customers. The Group estimates the value of the future redemption obligation based on the estimated value of the products or services for which the reward points are expected to be redeemed based on the historical redemption pattern, including an estimate of the lapse of reward points that will not be redeemed. Subsequently, the contract liability is recognised as revenue at the point in time when the customers redeem the reward points in future purchases, or when the Group is legally released from its obligation when the reward points expire 12 months after the initial sale.

Sales of goods

Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer.

Management fee income

We provide consultancy and management services to customers. Revenue from providing services is recognised in the accounting period in which the services are rendered. The control of the services is transferred to the customer when the customer simultaneously receives and consumes the benefits of the services as our Group performs, therefore, revenue is recognised progressively over time.

Interest income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Property, plant and equipment

Our management determines the estimated useful lives and the related depreciation charge for our property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Our management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.

Impairment of long-lived assets

Our Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, our Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, our Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Once an impairment is determined, the actual impairment recognized is the difference between the carrying amount and the fair value as estimated using one of the following approaches: income, cost and/or market. Assets which are to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

12

The carrying amount of a long-lived asset or asset group is considered impaired when the anticipated undiscounted cash flows from such asset or asset group are less than its carrying amount. In that event, a loss is recorded in “Impairment of long-lived assets” on our Statements of Operations and Comprehensive Income (Loss) based on the amount by which the carrying amount exceeds the fair value of the long-lived asset or asset group. Fair value, using the income approach, is determined primarily using a discounted cash flow model that uses the estimated cash flows associated with the asset or asset group under review, discounted at a rate commensurate with the risk involved. Fair value, utilizing the cost approach, is determined based on the replacement cost of the asset reduced for, among other things, depreciation and obsolescence. Fair value, utilizing the market approach, benchmarks the fair value against the carrying amount.

Provisions

Provisions are recognized when our Company has a present obligation, legal or constructive, as a result of a previous event, if it is probable that our Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Liquidity Risk

Liquidity risk is the risk that our Company will not be able to meet its financial obligations as they become due. Our Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Impact of Inflation

Our Operating Subsidiaries are impacted by inflationary increases in wages, benefits and other costs. If inflation or other factors were to significantly increase our Operating Subsidiaries’ business costs, they may be unable to pass through price increases to their customers. If our Operating Subsidiaries are not able to pass increased wage and other costs resulting from inflation onto their clients our profitability may decline. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our Operating Subsidiaries customers without resulting in any change to their visit frequencies or spending patterns.

Seasonality

We experience seasonal fluctuations in our Hong Kong Operating Subsidiaries’ revenue. In general, our Hong Kong Operating Subsidiaries achieved the highest customer traffic and revenue from our restaurant operations in December due to more customers dining out for hot meals in typically colder weather, and lower customer traffic and spending in September when school reopens after the summer vacation.

The directors of the Company have considered the development, selection and disclosure of the Group’s critical accounting judgments and estimates. These accounting judgments and estimates applied in the unaudited interim condensed financial statements for the six month ended June 30, 2025 are the same as those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Credit risk is the potential financial loss to our Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to our Company, as and when they fall due. As our Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables presented on the consolidated statements of financial position. Our Company has no other financial assets which carry significant exposure to credit risk.

Currency Risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Our functional currency and presentation currency is the Hong Kong dollar, and almost all our Operating Subsidiaries’ revenues and other expenses are denominated in Hong Kong dollar currency. Management believes that we are not exposed to significant currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s cash deposits, bank loans and loans from related companies with floating interest rates.

At June 30, 2025, it is estimated that a general increase or decrease of 100 basis points in interest rates, with all other variables held constant, would decrease or increase the Group’s profit after tax by approximately HK$168,000 (approximately US$21,000) (six month period ended June 30, 2024: approximately HK$775,000).

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERBEEF GROUP

Dated:	December 19, 2025	/s/ Ka Chun Lam
Ka Chun Lam, Chief Executive Officer (Principal Executive Officer)

14

MasterBeef Group and its subsidiaries

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH ENDED JUNE 30, 2025

F-1

MasterBeef Group and its subsidiaries

F-2

MasterBeef Group and its subsidiaries

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

For the six-month ended June 30, 2025 and 2024

		(Unaudited)	(Unaudited)	(Unaudited)
		Six-month ended	Six-month ended	Six-month ended
		June 30, 2025	June 30, 2025	June 30, 2024
	Note	US$	HK$	HK$

Revenue	3	29,375,528	230,594,956	244,315,796

Other income and gains	4	182,024	1,428,868	1,470,292

Raw materials and consumables used		(10,578,384)	(83,039,262)	(76,368,623)

Depreciation of property, plant and equipment	10	(2,005,686)	(15,744,437)	(16,750,065)

Amortisation of right-of-use assets	11	(2,529,926)	(19,859,668)	(22,232,668)

Staff costs		(9,804,099)	(76,961,197)	(88,916,871)

Utilities expenses		(1,156,271)	(9,076,607)	(9,803,481)

Impairment of property, plant and equipment		(360,816)	(2,832,368)	-

Impairment of right-of-use assets		(253,107)	(1,986,864)	-

Gain on disposal of subsidiaries		-	-	58,678,325

Other expenses	5	(6,111,545)	(47,975,006)	(42,258,826)

Finance costs	6	(594,570)	(4,667,318)	(5,377,025)

(Loss)/profit before tax	7	(3,836,852)	(30,118,903)	42,756,854

Income tax expense	8	(222,130)	(1,743,698)	(2,585,843)

(Loss)/profit for the period		(4,058,982)	(31,862,601)	40,171,011

Earnings per share

Basic	9	(0.25)	(2.00)	6.47

Diluted	9	(0.25)	(2.00)	6.47

F-3

MasterBeef Group and its subsidiaries

Unaudited Interim Condensed Consolidated Statement of Comprehensive (Loss)/Income

For the six-month ended June 30, 2025 and 2024

	(Unaudited)	(Unaudited)	(Unaudited)
	Six-month ended	Six-month ended	Six-month ended
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$

(Loss)/profit for the period	(4,058,982)	(31,862,601)	40,171,011

Other comprehensive (loss)/income, net of tax:

Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods:

Exchange difference on translation of foreign operation	10,292	80,791	(21,628)

Total comprehensive (loss)/income for the period	(4,048,690)	(31,781,810)	40,149,383

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

F-4

MasterBeef Group and its subsidiaries

Unaudited Interim Condensed Consolidated Statement of Financial Position

As at June 30, 2025 and December 31, 2024

		(Unaudited)	(Unaudited)	(Audited)
		June 30, 2025	June 30, 2025	December 31, 2024
	Note	US$	HK$	HK$

Assets

Non-current assets

Property, plant and equipment	10	4,146,144	32,546,812	50,506,934
Right-of-use assets	11	6,673,665	52,387,605	61,554,718
Deferred tax assets		1,347,743	10,579,649	8,968,929
Deposits		1,470,757	11,545,296	10,898,645

		13,638,309	107,059,362	131,929,226
Current assets

Amounts due from related companies	12	1,750,596	13,742,000	17,304,600
Amounts due from shareholders	12	9,253	72,638	74,100
Inventories		2,155,691	16,921,960	20,351,116
Trade receivables		678,573	5,326,729	3,319,847
Deposits, prepayments and other receivables		2,055,460	16,135,158	18,000,107
Cash and bank balances		21,638,178	169,857,532	117,336,010

		28,287,751	222,056,017	176,385,780

Total assets		41,926,060	329,115,379	308,315,006

F-5

MasterBeef Group and its subsidiaries

Unaudited Interim Condensed Consolidated Statement of Financial Position (Continued)

As at June 30, 2025 and December 31, 2024

		(Unaudited)	(Unaudited)	(Audited)
		June 30, 2025	June 30, 2025	December 31, 2024
	Note	US$	HK$	HK$

Equity and liabilities

Capital and reserves

Share capital	13	8,524	66,916	58,500
Share premium		9,092,159	71,372,540	-
(Accumulated losses)/retained profits		(426,128)	(3,345,058)	28,517,543
Other reserves	14	1,271	9,979	9,979
Exchange reserve	14	4,870	38,233	(42,558)

Total equity		8,680,696	68,142,610	28,543,464

Non-current liabilities

Loans from related companies	15	5,530,128	43,410,954	28,004,873
Loans from directors	12	5,531,076	43,418,390	-
Lease liabilities	16	4,059,310	31,865,179	36,268,295
Provision for reinstatement costs		385,992	3,030,000	2,780,000

		15,506,506	121,724,523	67,053,168

Current liabilities

Bank loans	17	8,434,027	66,206,269	70,184,889
Loans from related companies	15	-	-	15,677,958
Amounts due to directors	12	-	-	42,573,611
Amount due to a related company	12	67,554	530,289	165,724
Provision for reinstatement costs		289,176	2,270,000	2,520,000
Lease liabilities	16	4,161,316	32,665,916	38,148,743
Trade payables		1,765,961	13,862,617	16,656,904
Accruals and other payables		2,651,419	20,813,365	25,075,647
Current tax payable		369,405	2,899,790	1,714,898

		17,738,858	139,248,246	212,718,374

Total liabilities		33,245,364	260,972,769	279,771,542

Total equity and liabilities		41,926,060	329,115,379	308,315,006

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

F-6

MasterBeef Group and its subsidiaries

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the six-month ended June 30, 2025 and 2024

	Share capital	Share premium	Retained profits	Other reserves	Exchange reserve	Total
	HK$	HK$	HK$	HK$	HK$	HK$

January 1, 2024 (audited)	10	-	(4,382,901)	9,979	(14,533)	(4,387,445)

Issuance of shares	58,490	-	-	-	-	58,490
Profit for the period	-	-	40,171,011	-	-	40,171,011
Other comprehensive loss:
Exchange difference on translation of foreign operation	-	-	-	-	(21,628)	(21,628)

June 30, 2024 (unaudited)	58,500	-	35,788,110	9,979	(36,161)	35,820,428

January 1, 2025 (audited)	58,500	-	28,517,543	9,979	(42,558)	28,543,464

Issuance of shares	8,416	59,674,002	-	-	-	59,682,418
Share based payment	-	11,698,538	-	-	-	11,698,538
Loss for the period	-	-	(31,862,601)	-	-	(31,862,601)
Other comprehensive loss:
Exchange difference on translation of foreign operation	-	-	-	-	80,791	80,791

June 30, 2025 (unaudited)	66,916	71,372,540	(3,345,058)	9,979	38,233	68,142,610

June 30, 2025 (unaudited) (US$)	8,524	9,092,159	(426,128)	1,271	4,870	8,680,696

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

F-7

MasterBeef Group and its subsidiaries

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the six-month ended June 30, 2025 and 2024

	(Unaudited)	(Unaudited)	(Unaudited)
	Six-month ended	Six-month ended	Six-month ended
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$

Net cash generated from operating activities	1,556,219	12,216,165	28,254,441

Net cash used in investing activities	(78,726)	(617,992)	(8,889,166)

Net cash generated from/(used in) financing activities	5,202,940	40,842,558	(41,088,580)

Net increase/(decrease) in cash and cash equivalents	6,680,433	52,440,731	(21,723,305)

Effect of foreign exchange rate changes	10,292	80,791	(21,388)

Cash and cash equivalents at January 1	14,947,453	117,336,010	146,213,744

Cash and cash equivalents at June 30	21,638,178	169,857,532	124,469,051

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

F-8

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the six-month ended June 30, 2025 and 2024

1.	General

MasterBeef Group (the “Company”, and together with its subsidiaries, the “Group”) is a limited liability company incorporated on May 5, 2022 in Cayman Islands. The Company is listed on Nasdaq since April 10, 2025. The principal activity of the Company is investment holding. The principal activity of the Company is investment holding. The principal activities of the subsidiaries (together with the Company, collectively referred to as the “Group”) are:

Information about subsidiaries

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation/ operation	Percentage of issued capital held		Principal activities
		June 30, 2025	December 31, 2024

Masterbeef Limited	British Virgin Islands	100	100	Provision of investment holding

Tak Moon Holdings Limited	Hong Kong	100	100	Provision of investment holding

Luk Koon Limited	Hong Kong	100	100	Provision of catering services

Taiwanese Hotpot Limited	Hong Kong	100	100	Provision of catering services

Master Beef Hotpot Limited	Hong Kong	100	100	Provision of catering services

Able Force Limited	Hong Kong	100	100	Provision of catering services

Amazing Hotpot Limited	Hong Kong	100	100	Provision of catering services

All You Can Eat Hotpot Limited	Hong Kong	100	100	Provision of catering services

People Mountain People Sea Hotpot Limited	Hong Kong	100	100	Provision of catering services

Mrs Beef Taiwanese Hotpot Limited	Hong Kong	100	100	Provision of catering services

Mrs Beef Limited	Hong Kong	100	100	Provision of catering services

Mrs Beef Hotpot Limited *α	Hong Kong	-	100	Provision of catering services

Zone Corporation Limited *	Hong Kong	100	100	Provision of catering services

Sharp Harbour Limited *	Hong Kong	100	100	Provision of catering services

Anping Grill Limited	British Virgin Islands	100	100	Provision of investment holding

F-9

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

1.	General (continued)

Information about subsidiaries (Continued)

Name	Place of incorporation/ operation	Percentage of issued capital held		Principal activities
		June 30, 2025	December 31, 2024

Anping Grill (HK) Limited	Hong Kong	100	100	Provision of catering services

Taiwanese Barbecue Limited	Hong Kong	100	100	Provision of catering services

All You Can Eat Grill Limited	Hong Kong	100	100	Provision of catering services

Cool Sky Limited	Hong Kong	100	100	Provision of catering services

Taiwanese All You Can Eat Limited *^	Hong Kong	100	100	Provision of catering services

Wide Fame Limited *	Hong Kong	100	100	Provision of catering services

Chubby Bento Limited #	British Virgin Islands	-	-	Provision of investment holding

Chubby Bento (HK) Limited #	Hong Kong	-	-	Provision of investment holding

All You Can Eat Limited #	Hong Kong	-	-	Provision of catering services

Taiwanese Bento Limited #	Hong Kong	-	-	Provision of catering services

Total Rise Corporation Limited #	Hong Kong	-	-	Provision of catering services

Able Castle Corporation Limited #!	Hong Kong	-	-	Provision of catering services

Beauti-Linkage Limited #!	Hong Kong	-	-	Provision of catering services

Glory Zone Corporation Limited *#!	Hong Kong	-	-	Provision of catering services

Bao Pot Taiwanese Claypot Limited #	British Virgin Islands	-	-	Provision of investment holding

Bao Pot Taiwanese Claypot (HK) Limited #	Hong Kong	-	-	Provision of investment holding

Taiwanese Claypot Limited #	Hong Kong	-	-	Provision of catering services

General’s Feast Limited ^	British Virgin Islands	100	100	Provision of investment holding

F-10

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

1.	General (continued)

Information about subsidiaries (Continued)

Name	Place of incorporation/ operation	Percentage of issued capital held		Principal activities
		June 30, 2025	December 31, 2024

Generals Feast (HK) Limited ^	Hong Kong	100	100	Provision of investment holding

Tak Moon Food Supplies (BVI) Limited	British Virgin Islands	100	100	Provision of investment holding

Tak Moon Food Supplies Limited	Hong Kong	100	100	Provision of food supply

Tak Mei Food Supplies Limited	Taiwan	100	100	Provision of food supply

Taiwanese Sweeties Limited	British Virgin Islands	100	100	Provision of investment holding

Taiwanese Sweeties (HK) Limited	Hong Kong	100	100	Provision of catering services

House of Talent (BVI) Limited	British Virgin Islands	100	100	Provision of investment holding

House of Talent Limited	Hong Kong	100	100	Provision of human resource management services

*	The entities have yet to commence its business.
#	The entities were disposed of on May 14, 2024.
α	The entity was disposed of on June 23, 2025
^	The entities were incorporated in 2024.
!	The entities were bought in 2024.

2.	Basis of preparation and changes in the Group’s accounting policy information and disclosure

2.1	Basis of preparation

The unaudited interim condensed consolidated financial statements the for six-month ended June 30, 2025 of the Group have been drawn up in accordance with International Accounting Standard 34, “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with IFRS Accounting Standards (“IFRS”) and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024.

These consolidated financial statements are prepared in Hong Kong dollars (“HK$”), which is the Company’s functional currency.

Translations of the unaudited interim condensed consolidated statement of financial position, unaudited interim condensed consolidated statement of profit or loss, unaudited interim condensed consolidated statements of comprehensive income/(loss) and unaudited interim condensed consolidated statement of cash flows from HK$ into US Dollar (“US$”) as of and for the six-month ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of HK$7.8499 = US$1, as the prevailing rate as of June 30, 2025 as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realised or settled into US$ at that rate on June 30, 2025, or at any other rate.

F-11

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

2.	Basis of preparation and changes in the Group’s accounting policy information and disclosure (continued)

2.2	Application of amendments to IFRS Accounting Standards

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The IASB has issued a number of new and revised IFRS Accounting Standards. In preparing the unaudited interim condensed consolidated financial statements, the Group has consistently applied all new and revised IFRS Accounting Standards throughout the reporting period.

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

The application of the amendments to IFRS Accounting Standards in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these financial statements.

2.3	Significant judgements and estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires the directors of the Company to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The directors of the Company have considered the development, selection and disclosure of the Group’s critical accounting judgements and estimates. These accounting judgements and estimates applied in the unaudited interim condensed financial statements for the six-month ended June 30, 2025 are the same as those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024.

3.	Revenue

An analysis of the Group’s revenue is as follows:

	(Unaudited)	(Unaudited)	(Unaudited)
	Six-month ended	Six-month ended	Six-month ended
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$
Revenue from contract with customers within the scope of
IFRS 15, types of goods or services:
Catering income – at point in time	27,285,570	214,188,991	239,625,981
Sales of goods – at point in time	1,010,454	7,931,965	2,680,815
Management fee income – over time	1,079,504	8,474,000	2,009,000

	29,375,528	230,594,956	244,315,796

F-12

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

4.	Other income and gains

	(Unaudited)	(Unaudited)	(Unaudited)
	Six-month ended	Six-month ended	Six-month ended
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$

Interest income	15,301	120,110	505,639
Rental income	64,244	504,307	141,425
Sponsorship income	8,240	64,688	324,988
Government grant	7,485	58,754	14,336
Sundry income	86,754	681,009	483,904

	182,024	1,428,868	1,470,292

5.	Other expenses

	(Unaudited)	(Unaudited)	(Unaudited)
	Six-month ended	Six-month ended	Six-month ended
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$

Administrative expenses (Note 1)	1,375,420	10,796,903	14,226,467
Business development expenses	441,166	3,463,107	2,668,206
Cleaning expenses	395,369	3,103,607	4,521,094
Consulting services expenses	154,588	1,213,500	636,726
Daily maintenance	167,632	1,315,895	1,952,152
Insurance	18,009	141,366	119,830
Rental related expenses	1,447,844	11,365,429	11,853,479
Storage expenses	5,274	41,402	52,660
Traveling and communication expenses	29,743	233,481	246,921
Share-based payment (Note 2)	1,490,465	11,700,000	-
Listing expenses (Note 3)	586,035	4,600,316	5,981,291

	6,111,545	47,975,006	42,258,826

Note:

1)	Administrative expenses mainly include expenses incurred on employee activities, freight charge, shop expenses and other miscellaneous expenses, which individually are not material to the Group.

2)	On November 24, 2023, the Company granted an advisor share option equivalent to 2.5% of total number of shares of the Company immediately prior to the Company’s initial public offering with no vesting period. According to the terms and conditions on the share option granted to the advisor, the share option is contingent upon the occurrence of a performance condition(i.e. the successful initial public offering on April 10,2025), the share option shall not be recognised until the performance condition becomes probable in accordance with IFRS 2 Share-based Payment.

3)	Listing expenses mainly included legal and professional fees for the different parties involved in the process of initial public offering of the Group.

F-13

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

6.	Finance costs

	(Unaudited)	(Unaudited)	(Unaudited)
	Six-month ended	Six-month ended	Six-month ended
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$

Interest on bank loans	130,993	1,028,279	1,386,809
Interest on loans from related companies	93,873	736,893	1,043,564
Interest on loans from directors	120,355	944,779	-
Interest on lease liabilities	249,349	1,957,367	2,946,652

	594,570	4,667,318	5,377,025

7.	(Loss)/profit before tax

The Group’s (loss)/profit before tax is arrived at after charging:

	(Unaudited)	(Unaudited)	(Unaudited)
	Six-month ended	Six-month ended	Six-month ended
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$

Expense relating to short-term leases	22,054	173,120	475,320
Employer’s contribution to defined contribution plan (included in staff costs below)	294,521	2,311,959	2,756,809
Employee benefits expenses
- directors’ emoluments (Note 18)	212,633	1,669,151	2,689,500
- staff costs (including directors’ emoluments)	9,804,099	76,961,197	88,916,871

8.	Income tax expense

Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25% (six-month ended June 30, 2024: 8.25%), and profits above HK$2 million will be taxed at 16.5% (six-month ended June 30, 2024: 16.5%). The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5% (six-month ended June 30, 2024: 16.5%). No provision for Taiwan Corporate Income Tax has been provided as there are no assessable profits arising during the six month ended June 30, 2025 and 2024.

Details of income tax are as follows:-

	(Unaudited)	(Unaudited)	(Unaudited)
	Six-month ended	Six-month ended	Six-month ended
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$

Current tax	427,320	3,354,419	4,290,647
Deferred tax	(205,190)	(1,610,721)	(1,704,804)

Total tax expenses for the period	222,130	1,743,698	2,585,843

F-14

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

9.	Earnings per share

The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

Earnings figures are calculated as follows:

	(Unaudited)	(Unaudited)	(Unaudited)
	Six-month ended	Six-month ended	Six-month ended
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$

(Loss)/profit for the period attributable to the owners of the Company	(4,058,982)	(31,862,601)	40,171,011

Weighted average number of ordinary shares for the purpose of calculating the basic earnings per share and dilutive earning per share	15,945,469	15,945,469	6,210,714

No diluted earnings per share for the six-month ended June 30, 2025 and 2024 were presented as there were no potential ordinary shares in issue for both periods.

F-15

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

10.	Property, plant and equipment

	Leasehold	Plant and	Office	Motor
	improvements	machinery	equipment	vehicle	Total
	HK$	HK$	HK$	HK$	HK$

Cost

January 1, 2024	131,947,758	23,592,372	2,021,817	-	157,561,947

Additions	6,451,975	1,137,141	264,025	20,000	7,873,141

Written off	(3,934,125)	(924,330)	(65,283)	-	(4,923,738)

December 31, 2024	134,465,608	23,805,183	2,220,559	20,000	160,511,350

Additions	325,246	147,106	115,640	30,000	617,992

Written off	-	(2,124)	-	-	(2,124)

June 30, 2025	134,790,854	23,950,165	2,336,199	50,000	161,127,218

Accumulated depreciation

January 1, 2024	63,171,268	11,852,964	789,407	-	75,813,639

Charge for the year	28,956,777	4,671,570	408,508	2,000	34,038,855

Written off	(3,634,261)	(717,381)	(45,817)	-	(4,397,459)

December 31, 2024	88,493,784	15,807,153	1,152,098	2,000	105,455,035

Charge for the period	13,312,190	2,227,476	200,771	4,000	15,744,437

Written off	-	(815)	-	-	(815)

June 30, 2025	101,805,974	18,033,814	1,352,869	6,000	121,198,657

Impairment

January 1, 2024	-	-	-	-	-

Provision	4,549,381	-	-	-	4,549,381

December 31, 2024	4,549,381	-	-	-	4,549,381

Provision	2,832,368	-	-	-	2,832,368

June 30, 2025	7,381,749	-	-	-	7,381,749

Net carrying amount

June 30, 2025 (Unaudited)	25,603,131	5,916,351	983,330	44,000	32,546,812

December 31, 2024 (Audited)	41,422,443	7,998,030	1,068,461	18,000	50,506,934

Net carrying amount (US$)
June 30, 2025 (Unaudited)	3,261,587	753,685	125,267	5,605	4,146,144

F-16

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

11.	Right-of-use assets

Leased properties
HK$
Cost

January 1, 2024	195,013,742

Additions	26,786,998

Modification	16,222,827

Written-off *	(15,023,753)

Exchange adjustments	(1,964)

December 31, 2024	222,997,850

Additions	13,211,996

Written-off *	(56,113,328)

Modification	(532,577)

June 30, 2025	179,563,941

Accumulated depreciation

January 1, 2024	126,893,389

Charge for the year	44,562,079

Written-off *	(15,023,753)

Exchange adjustments	(1,663)

December 31, 2024	156,430,052

Charge for the period	19,859,668

Written-off *	(56,113,328)

June 30, 2025	120,176,392

Impairment

January 1, 2024	-

Provision	5,013,080

December 31, 2024	5,013,080

Provision	1,986,864

June 30, 2025	6,999,944

Net carrying amount

June 30, 2025 (Unaudited)	52,387,605

December 31, 2024 (Audited)	61,554,718

Net carrying amount (US$)

June 30, 2025 (Unaudited)	6,673,665

F-17

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

11.	Right-of-use assets (continued)

*	The written-off right-of-use asset is due to the expiration of the lease term.

12.	Amounts due from/to related companies, shareholders, directors and loans from directors

The amounts due from/to related companies, shareholders and directors are unsecured, interest-free and repayable on demand.

For loans from directors, they are bearing 5.25% interest per annum and repayable after one year as of June 30, 2025. Details of the repayment schedule in respect of the loans from directors are as follows:

	(Unaudited)	(Unaudited)	(Audited)
	June 30, 2025	June 30, 2025	December 31, 2024
	US$	HK$	HK$

Loans repayable:
Within one year or on demand	-	-	-

In the second to fifth years, inclusive	5,531,076	43,418,390	-
More than five years	-	-	-
	5,531,076	43,418,390	-

	5,531,076	43,418,390	-

13.	Share capital

	(Unaudited)	(Unaudited)	(Audited)
	June 30, 2025	June 30, 2025	December 31, 2024
	US$	HK$	HK$

Ordinary shares at par value of US$0.0005 (December 31, 2024: US$0.0005) each

Authorised:
3,000,000,000 (December 31, 2024: 3,000,000,000) ordinary shares	1,500,000	11,700,000	11,700,000

Issued and fully paid:
17,155,000 (December 31, 2024: 15,000,000) ordinary shares	8,524	66,916	58,500

A summary of movements in the Company’s share capital is as follows:

	Number of	Share
	issued	capital
	shares	HK$

At December 31, 2024 (Audited)	15,000,000	58,500

Issue of shares	2,155,000	8,416

At June 30, 2025 (Unaudited)	17,155,000	66,916

F-18

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

13.	Share capital (continued)

The Company is an exempted company incorporated in the Cayman Islands and the corporate affairs are governed by its memorandum and articles of association, as amended from time to time, the Companies Act, and the common law of the Cayman Islands.

On April 10, 2025, the Company has completed initial public offering (“IPO”) of 2,000,000 Ordinary Shares at a public offering price of US$4.00 per share. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance and expenses, were approximately US$6,389,000.

On May 16, 2025, an aggregate of additional 155,000 ordinary shares at a public offering price of US$4.00 per share was issued under the over-allotment option to the underwriters. The newly issued shares rank pari passu in all aspects with the previously issued shares.

The Company is authorised to issue one class of share. The holders of the Company’s ordinary shares are entitled to the following rights:

Voting Rights: Each share of the Company’s share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under the Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the directors of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of the Company’s business, the holders of the Company’s share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock, if any.

Other Matters: The holders of the Company’s share have no subscription, redemption or conversion privileges. The Company’s share does not entitle its holders to pre-emptive rights. All of the outstanding shares of the Company’s share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future. Fully paid ordinary shares shall be free from any restriction on transfer of shares.

14.	Reserves

(i)	Exchange reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

(ii)	Other reserves

Pursuant to Taiwan company law, a Taiwan company is required to maintain a non-distributable surplus reserve when it commences to distribute dividend to its shareholders. Appropriations to the surplus reserve are required to be made at not less than 10% of profit after taxes and accumulated to the Taiwan company’s registered capital.

F-19

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

15.	Loans from related companies

The loans from related companies are repayable after one year as of June 30, 2025 (December 31, 2024: repayable on demand or from March 2026 to October 2034). They carry interest at 2.5% p.a below HKD Prime Lending Rate or 4.1% to 4.6% per annum. The loans from related companies are unsecured.

Details of the repayment schedule in respect of the loans from related companies are as follows:

	(Unaudited)	(Unaudited)	(Audited)
	June 30, 2025	June 30, 2025	December 31, 2024
	US$	HK$	HK$

Loans repayable:
Within one year or on demand	-	-	15,677,958

In the second to fifth years, inclusive	4,794,504	37,636,377	22,985,054
More than five years	735,624	5,774,577	5,019,819
	5,530,128	43,410,954	28,004,873

	5,530,128	43,410,954	43,682,831

16.	Lease liabilities

	(Unaudited)	(Unaudited)	(Audited)
	June 30, 2025	June 30, 2025	December 31, 2024
	US$	HK$	HK$

Lease liabilities payable:

Within one year	4,161,316	32,665,916	38,148,743
Within a period of more than one year but not more than 5 years	4,059,310	31,865,179	36,268,295

	8,220,626	64,531,095	74,417,038

Less: portion classified as current liabilities	(4,161,316)	(32,665,916)	(38,148,743)

Non-current liabilities	4,059,310	31,865,179	36,268,295

The incremental borrowing rates are ranged from 2.6% to 8.4% (December 31, 2024: 2.6% to 8.4%) per annum.

F-20

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

17.	Bank loans

The bank loans are repayable from August 2032 to June 2033. They contain a repayment on demand clause and therefore they are classified as current liabilities as at June 30, 2025 and December 31, 2024. They carry interest at 2.5% per annum below the Prime Lending Rate. The bank loans are guaranteed by (i) HKMC Insurance Limited and (ii) personal guarantee, plus interest and other charges provided from the directors of the Group.

	(Unaudited)	(Unaudited)	(Audited)
	June 30, 2025	June 30, 2025	December 31, 2024
	US$	HK$	HK$

Bank loans repayable:
Within one year	1,036,305	8,134,892	7,999,165

In the second to fifth years, inclusive	4,470,393	35,092,141	34,692,766
More than five years	2,927,329	22,979,236	27,492,958
	7,397,722	58,071,377	62,185,724

	8,434,027	66,206,269	70,184,889

18.	Related party transactions

In addition to the transactions detailed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the period:

	(Unaudited)	(Unaudited)	(Unaudited)
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$

Sales of food ingredients to related companies (Note (b))	818,601	6,425,939	2,187,139
Rental income received from related companies (Note (b))	64,244	504,307	-
Rental expenses to related companies (Note (a))	236,670	1,857,600	1,857,600
Loan interest expenses to related companies (Note (a))	93,873	736,893	1,043,564
Loan interest expenses to directors	120,355	944,779	-
Storage expenses to a related company (Note (a))	5,274	41,402	52,660
Management fee income from related companies (Note (b))	1,079,504	8,474,000	2,009,000

The above transactions were made at prices and terms in the normal course of business as agreed between the parties.

Note:

(a)	These are related companies to the Group because some of the directors of the Company, are close family members of the shareholder in these related companies.

(b)	These are the related companies to the Group because some of the directors of the Group are part of the shareholders in these related companies.

F-21

MasterBeef Group and its subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements (Continued)

For the six-month ended June 30, 2025 and 2024

18.	Related party transactions (continued)

Compensation of key management personnel and directors’ remuneration

The directors are considered the only key management personnel of the Company. Compensation of key management personnel of the Group during the period was as follows:

	(Unaudited)	(Unaudited)	(Unaudited)
	June 30, 2025	June 30, 2025	June 30, 2024
	US$	HK$	HK$

Short-term employee benefits
- other emoluments	209,194	1,642,151	2,640,000
Employer’s contribution to defined contribution plans	3,439	27,000	49,500

	212,633	1,669,151	2,689,500

F-22